March 31, 2011
VIA FEDERAL EXPRESS
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0404

Re:	Masco Corporation
Form 10-K for the year ended December 31, 2010
Filed February 18, 2011
File No. 1-5794
Dear Mr. Hartz:
I am writing in response to your comment letter dated March 21, 2011, relating to the above referenced Form 10-K.
For your convenience, the text of each comment is stated in full in italicized text, and our response follows each comment.
Form 10-K for the fiscal year ended December 31, 2010
Business, page 2
1.	Please disclose in future filings, to the extent material, the estimated amount spent during each of your last three fiscal years on research and development activities. In this regard we note your statement in the last paragraph on page 2 that you are “investing in new product innovation” and improving product quality. Refer to Item 1019(c)(1)(xi) of Regulations S-K.

Response: In future filings, we will provide additional disclosure if material. Masco Corporation is a building products company; accordingly, we do not spend a material amount on research and development activities. Our research and development costs were approximately .6% of sales for each of 2010, 2009 and 2008.

2.	Please disclose in future filings, to the extent material, the sources of raw materials used in each business segment, as well at their availability. In this regard, we note you address shortages of supply and cost increases in the past but not the current availability of these materials. We also note the disclosure in the first risk factor on page 10. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Response: In future Form 10-K filings, to the extent material, we will disclose the sources of raw materials used in each business segment as well as their availability in accordance with Item 101(c)(1)(iii) of Regulation S-K.
Risk Factors, page 7
3.	You state, “We consider the following risks and uncertainties to be most relevant to our specific business activities.” In future filings, please remove this limitation on the scope of your risk factors, or revise to clarify that you have discussed all known material risks.

Response: In future filings we will revise this statement as follows: “We consider the following risks and uncertainties to be most significant to us, although additional risks and uncertainties not presently known to us, or that we currently believe to be immaterial, may also adversely impact our business, financial condition and results of operations.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
4.	In the last sentence of the second paragraph, you state, “We undertake no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise.” This statement does not appear to be consistent with your disclosure obligations. Please revise in future filings to clarify that you will update this information to the extent required by law.

Response: In future filings we will revise this statement as follows: “Unless required by law, we undertake no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise.”
Critical Accounting Policies and Estimates
Employee Retirement Plans, page 23
5.	We note the unfunded amount of your pension obligations has increased in 2010. It appears your pension obligations may be significantly underfunded. Please tell us and expand your disclosure in future filings, to disclose your funded status of your plans relative to the Pension Protection Act of 2006. In addition, please disclose whether your funding status imposes any restrictions upon your plans beyond your existing curtailment.

Response: We reported a net liability of $522 million at December 31, 2010, $163 million of the liability was related to our non-qualified supplemental retirement plans which are not subject to the funding requirements of the Pension Protection Act. In accordance with the Pension Protection Act of 2006, the Adjusted Funding Target Attainment Percentage (“AFTAP”) for our various domestic Defined Benefit pension plans ranges from 62% to 86%.

We have one plan that offers accelerated benefits (i.e. lump sum distributions), and the AFTAP is less than 80%; therefore, the plan is prohibited from allowing participants to receive any lump sum distribution in excess of 50% of the benefit value. In addition, plan amendments increasing benefits or liabilities are prohibited. We will expand our disclosure in future filings to disclose the funded status of our plans relative to the Pension Protection Act of 2006 and any significant restrictions imposed upon our plans.

6.	We further note that your Board elected to freeze all future benefit accruals representing a curtailment of your pension plans. Please tell us and expand your disclosure in future filings, to explain whether this curtailment impacted all or only certain of your plans. It is unclear whether this curtailment impacted both foreign and domestic plans and also whether unqualified and qualified plans were curtailed.

Response: The decision to freeze all future benefit accruals impacted all of our domestic qualified and non-qualified defined benefit plans. All significant foreign plans were previously frozen several years ago. We will expand our disclosure in future filings to explain the impact the 2009 curtailment had on our plans.
Liquidity and Capital Resources, page 25
7.	We note you hold $1.7 billion of cash as of December 31, 2010. We further note it appears you regularly repatriate excess earnings from foreign jurisdictions. Please tell us and disclose in future filings, the amount and locations of your cash holdings that reside in foreign entities. In addition, expand your liquidity disclosures to inform investors of the range of potential tax consequences associated with repatriating the cash held by foreign entities and provide indicative disclosure regarding your cash repatriation plans.

Response: In response to the Staff’s comment, in our future Annual Report on Form 10-K and Quarterly report on Form 10-Q filings, we will disclose under Liquidity and Capital Resources the amount of cash and cash investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries as follows: “Of the $1,715 million of cash and cash investments held at December 31, 2010, $493 million is held in foreign subsidiaries. If these funds were needed for our operations in the U.S., their repatriation into the U.S. may result in additional U.S. income taxes or foreign withholding taxes. The amount of such taxes is dependent on the income tax laws and circumstances at the time of distribution.”

Outlook for the Company, page 31
8.	In the last sentence of the first paragraph, you state that you expect the business environment in the second half of 2011 to be stronger than in the first half of 2011. In future filings, please explain your basis for such a statement.
Response: In future filings we will include an explanation for this statement.
Financial Statements
Note O — Income Taxes, page, 77
9.	We note your accounting policy of not recording deferred taxes on $60 million of undistributed foreign earning because you deem them to be permanently reinvested. We also note your disclosure that you repatriated a “substantial” amount of earnings of foreign subsidiaries in 2008 and also provided a $9 million deferred tax liability in 2009 for additional earnings to be repatriated. Please address the following supplementally and in future filings:
•	Please tell us whether you previously considered any of the amounts of repatriated foreign earnings during the past three years to be permanently reinvested. If so, please tell us when you made that determination, when you changed it, and why you changed it;

•	Please tell us from what countries foreign earnings were repatriated as well as the specific facts and circumstances that led you to repatriate them. Please tell us whether there are additional undistributed earnings from those countries and explain how you determined that remaining earnings should be considered to be permanently reinvested. Please refer to ASC 740-30-25-17 through ASC 740-30-25-19.

•	Your disclosure indicated that you recognized the $9 million deferred tax liability in 2009 for earnings that were expected to be repatriated in the “foreseeable future.” Please tell us and disclose in future filings the status of this repatriation.
Response: The repatriation of foreign earnings during the past three years was not made from foreign earnings that were previously considered permanently reinvested.

During 2008, the Company made a significant repatriation of substantially all of the unremitted earnings from certain foreign subsidiaries located primarily in Luxembourg, Canada and Germany to utilize the existing foreign tax credit carryforward by December 31, 2008. At the time of the repatriation and for each of the three preceding years, deferred taxes were provided on the unremitted earnings of these foreign subsidiaries.

Beginning in 2009, the Company asserted that earnings generated by most of its foreign affiliates will remain permanently reinvested. However, deferred taxes were provided on a portion of the unremitted earnings attributable to a foreign entity of the noncontrolling interest located in Germany. The foreign earnings repatriated during 2009 and 2010 represent an agreed portion of the current earnings attributable to such foreign entity for which deferred taxes were provided. As of December 31, 2010, this entity does not have significant remaining undistributed earnings for U. S. tax purposes that are expected to give rise to a future material tax liability.

A deferred tax liability of $9 million was recorded at December 31, 2009 on undistributed earnings of a foreign subsidiary that was distributed during 2010. In future filings, to the extent that a repatriation of cash from a foreign entity will have an impact on income, we will record and disclose such possible repatriation.

Note — S. Other Commitments and Contingencies

Litigation, page 82

10.	We note that you incorporate the disclosure in this section into Item 3 of the Form 10-K. When discussing material pending legal proceedings in future filings, please be sure to include all of the Regulation S-K Item 103 information, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties, the factual basis alleged to underlie the proceedings, and the relief sought.

Response: In future filings disclosing litigation proceedings we will include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties, the factual basis alleged to underlie the proceedings, and the relief sought, in accordance with Item 103 of Regulation S-K.

Controls and Procedures

Changes in Internal Control over Financial Reporting, page 86

11.	Please revise in future filings to clearly state whether there has been any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Further, you state that your business process initiatives “have resulted in modifications to certain internal controls.” To the extent that these modifications have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, please tell us what these modifications are, and revised your disclosure accordingly in future filings. Refer to Item 308(c) of Regulations S-K.

Response: In future filings we will state whether there has been any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exhibits

12.	In future filings, please include the amendment to your credit agreement, which you reference in Item 9B on page 86, in your exhibit index. In this regard, we note that you filed the amendment as Exhibit 4c(ii), but it is not identified in your exhibit index.

Response: In future filings we will include the amendment to our credit agreement in our exhibit index.
In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:
Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any further questions or comments, please contact me at 313—792-6044.

Sincerely,
John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer